Exhibit 107

Calculation of Filing Fee Table

Schedule TO-I/A

(Form Type)

TechTarget, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$0.00	0.00015310	$0.00

Fees Previously Paid	$417,040,422.23(1)		$63,848.89(2)

Total Transaction Valuation	$417,040,422.23

Total Fees Due for Filing			$63,848.89

Total Fees Previously Paid			$63,848.89

Total Fee Offsets			$0.00

Net Fee Due			$0.00
(1)

Estimated solely for purposes of calculating the filing fee. The aggregate purchase price of the 0.125% Convertible Senior Notes due 2025 (the “2025 Notes”) and the 0.00% Convertible Senior Notes due 2026 (the “2026 Notes” and, together with the 2025 Notes, the “Notes”), is calculated as the sum of (a) $417,040,000, representing 100% of the principal amount of the Notes outstanding as of December 20, 2024, plus (b) $422.23, representing accrued and unpaid interest on the 2025 Notes to, but excluding, January 23, 2025, the repurchase date. This is the first amendment to the Original Schedule TO and is being filed for the purpose of filing the Successor Company’s press release announcing the final results of the tender offers as an additional exhibit to the Schedule TO.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $153.10 per $1,000,000 of the value of the transaction.